                             RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                January 18, 2007


BY EDGAR CORRESPONDENCE AND FACSIMILE
-------------------------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ronald E. Alper, Esq.


         RE:      UWINK, INC.
                  AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2 FILED DECEMBER 8, 2006
                  FILE NO. 333-137661


Dear Mr. Alper:

         On behalf of uWink, Inc., a Utah corporation (the "Company"), we hereby transmit via Edgar Correspondence pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter dated January 5, 2007.

         The Commission issued a comment letter dated January 5, 2007 based upon the Commission's review of the Company's registration statement on Form SB-2 filed on December 8, 2006. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the staff, each comment is repeated verbatim with the Company's response immediately following.


GENERAL
-------

1. In your cover letter, please key all responses to page numbers in the registration statement as appropriate.

         RESPONSE: We have keyed all responses to page numbers in the registration statement, as appropriate.

2. We note Mr. Wilkniss's letter to shareholders included as an exhibit to a Form 8-K filed on December 11, 2006 and the statement that your "2006 investors have now permanently waived both their right to have their warrants registered and to receive penalty payments for [the] failure to register their warrants." Please tell us what impact you believe the pending registration statement has on your renegotiation of the March and September 2006 purchase agreements. In this regard, please revise the second paragraph on page 6 where appropriate to identify these parties and describe the terms of the agreement in which investors permanently waived their right to registration of the warrants and shares of common stock underlying the warrants. Please advise us of the materiality of any such agreement under Item 601(b)(10). We may have further comment.

         RESPONSE: We disagree with the characterization of the waiver as a "renegotiation of the ...purchase agreements". There were no negotiations per se. We requested a waiver and our investors complied; no consideration was paid in connection with the waiver. The waiver was obtained in connection with the terms of the original Securities Purchase Agreements which provide for waiver or amendment of any of its provisions so long as at least 50% of the investors agree in writing. In fact, the March 2006 investors had already waived registration penalties for a three month period in August 2006. We have attached a copy of the forms of waiver for the Staff's review and have filed the forms of waiver as exhibits to the registration statement.

         We believe that the investors agreed to the waivers for several reasons, all independent of the pendancy of the registration statement. First, we believe that the investors were demonstrating their satisfaction with the performance of the Company. Second, we believe they were concerned that the Company would be in default under the registration provisions of the Securities Purchase Agreements and that a Company default could negatively affect the Company's ability to operate and thus would negatively affect their investment. For example, if we had not received the three-month waiver from the March 2006 investors in August 2006, we would have been in default at a time when we did not have a registration statement pending. Although there was no registration statement pending, we believe that the March investors believed that it was in their best interests that the Company not be in default. We believe that both the March and September investors made a similar analysis in granting the December 2006 permanent waivers, and that they would have made the same decision whether or not a registration statement was pending. A permanent waiver was proposed in December 2006 to avoid the time and expense of seeking further extensions to avoid a default.

          In addition, we believe that the investors granted the permanent waiver in part to provide the Company with justification under paragraph 10 of EITF 00-19 to reclassify to equity the short term warrant liability booked by the Company relating to the warrants issued in the 2006 offerings. We believe the investors understood that reflecting a short term warrant liability could have significant negative business impact on the Company, including perceptions of its creditworthiness and stability by potential franchisees and state franchise regulators irrespective of the pending registration statement.

         We have revised the paragraph on pages 6 and the disclosure on page F-43 to describe the terms of the waivers and the circumstances under which they were issued.

3. We note your response to comment one of our letter dated November 9, 2006. We also note that you have reduced the offering to 7,495,254 shares. Please expand your analysis to address the total number of shares outstanding and the non-insider portion just prior to the 2006 transactions in which the selling shareholders received their shares. We may have further comment.

         RESPONSE: The Company has previously amended the Registration Statement to (i) decrease the total number of shares registered by selling stockholders from 15,867,001 shares in the original filing to 7,495,254 shares in the amended filing and (ii) remove the following persons (or any entities controlled by them) as selling shareholders: Peter Wilkniss, Bradley Rotter, Kevin McLeod, Dan
T. Lindquist, John Kaufman, and Paul and Lorraine Dumais who are directors and officers and Merriman Curhan Ford & Co. who is a registered broker-dealer. We still believe that the Registration Statement is a proper shelf registration and are supplementing our discussion of that topic here.

         Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because
(i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; and (ii) none of the security holders is acting on behalf of the Company.

         Each of the selling stockholders is acting on its own behalf and not on behalf of the Company. Each of the selling stockholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The selling stockholders purchased the shares for investment purposes and not with a view to distribution. There are no indicia that any of the selling stockholders is engaged in a "distribution." A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of the Company, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

         Because none of the selling stockholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(I)(i).

         Item D.29 of the SEC's Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415. The Company has analyzed these factors, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

         A.       HOW LONG THE SELLING SHAREHOLDERS HAVE HELD THE SHARES.

         The selling stockholders have held the shares for time periods that range from four months to ten months. In each case, during the entire period since the date of acquisition, the selling stockholder has been subject to the full economic and market risks of ownership, with no assurance of the stockholder's ability to sell the shares, either in a liquid market - or at all. This situation is contrary to that of a stockholder that undertakes the purchase of stock "with a view to distribution" or otherwise on behalf of the Company.

         B. THE CIRCUMSTANCES UNDER WHICH THE SELLING SHAREHOLDERS ACQUIRED THE SHARES.

         Substantially all the shares being registered are issuable to security holders pursuant to the terms of two private placement offerings made by the Company to accredited investors within the past ten months. In each of these private offerings, interests were purchased by security holders for cash at a fixed price, and each investor represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. From the date of purchase, each of the selling stockholders has borne, and continues to bear, the full economic and market risk of ownership. In addition, since the date of purchase, security holders have had no mechanism to redeem, put or otherwise require the Company to repurchase the securities. All of these securities were issued to "accredited investors," and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

         C.       THE SELLING SHAREHOLDERS' RELATIONSHIP TO THE ISSUER.

         None of the investors in the private placements had any prior relationship with the Company except for: Tom Farrage, a vendor to the Company, who purchased 33,333 shares of common stock registered for sale hereunder; Robert Chais, a service provider to the Company, who purchased 50,000 shares registered for sale hereunder; Cody Management (whose principal is a service provider to the Company), which purchased 83,333 shares of common stock registered for sale hereunder; Elizabeth Amini, whose company is a service provider to the Company, who purchased 170,000 shares registered for sale hereunder; and RP Capital, an affiliate of a service provider to the Company, which purchased 333,333 shares of common stock registered for sale hereunder. These are not in any event material relationships. Further, no sales by such persons would be in an underwriting capacity or as a conduit on behalf of the Company.

         D.       THE AMOUNT OF SHARES INVOLVED.

         The Company currently has 25,179,215 common shares outstanding and is requesting registration of 7,495,254 common shares (30% of the outstanding). Of the total outstanding common shares, 4,337,558 shares are held by "insiders" and 20,841,657 shares are in the public float. Therefore, we are asking to register 36% of our public float. We define "insiders" as officers and directors and 10% or greater shareholders.

         You have also inquired as to the public float at the time of our private offerings of shares being registered. Our public float just prior to the September 2006 offering was 16,037,964 shares with 3,020,036 shares held by insiders. We are seeking to register 3,420,252 shares from the September 2006 offering or 21.3% of the public float at the time of the private offering. Just prior to the March 2006 offering, 10,653,597 shares were part of the public float and 2,486,703 were held by insiders. We are seeking to register 4,075,002 shares from that March 2006 offering or 38.3% of the public float at the time of that offering. Further, we believe that the size of the public float at the time of our shelf registration is more relevant and do not see any reference in the literature to an analysis of the public float at the time of the placement.

            We acknowledge that our registration of 7,495,254 common shares slightly exceeds 33% of the current public float. However, we do not concede that we are registering an excessive number of shares. We believe we can rebut the presumption of 33% as a reasonable amount of shares for a secondary offering. First, a substantial number of the insider shares have been held for several years. 2,136,755 of the insider shares have been held by the Company's founder, Mr. Bushnell, since 2000 and we believe these shares should be considered part of the public float. 349,948 more of the insider shares were acquired in 2004; only 1,850,855 of the insider shares were acquired in 2006. Second, there is no registering investor in a position to control us either because of the number of shares owned or by contract. We have no investors with share holdings exceeding 10% of the Company. With these factors, we again request registration of 7,495,254 shares.

         E. WHETHER THE SELLING SHAREHOLDERS ARE IN THE BUSINESS OF UNDERWRITING SECURITIES.

         Among the investors that purchased shares being registered, none is involved in the business of underwriting securities.

         F. WHETHER, UNDER ALL THE CIRCUMSTANCES, IT APPEARS THAT THE SELLING SHAREHOLDERS ARE ACTING AS A CONDUIT FOR THE issuer.

         None of the selling stockholders is acting as a conduit for the issuer. Not only do the Company's relationships - or lack of relationships - confirm this, but there is no indication of any kind relevant to acting as a conduit.

         Each selling stockholder is an investor and made an independent investment decision to acquire the shares. The selling stockholders are not in the underwriting business. The private placements were negotiated at arm's length terms with immediate and continuing economic and market risk.

         Based on all the facts, circumstances and other matters related to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

PRODUCTS AND SERVICES, PAGE 18
------------------------------

THE UWINK RESTAURANT, PAGE 18
-----------------------------

DISTRIBUTION AND MARKETING, PAGE 21
-----------------------------------

4. Please expand upon the statement that you believe that the Bell-Fruit Games's marketing agreement is no longer in effect.

         RESPONSE: We have expanded on the statement that we believe that the Bell-Fruit agreement in no longer in effect on page 21. We have filed this agreement as exhibit 4.18 and provide a copy herewith for the Staff's review.

         Although the agreement is somewhat ambiguous as to our termination rights (and we have not provided notice of termination to Bell-Fruit) and we have not received any notice of termination from Bell-Fruit, the agreement contemplates that we must perform certain modifications to our software, which modifications had to be accepted or extended by Bell Fruit by January 31, 2005, in order for the initial term of the operative provisions of the agreement to commence. We did not perform the required modifications in the specified time frame and received no notice of acceptance or extension from Bell-Fruit. Three months following the commencement of the initial term of the agreement we were to receive payment of $50,000 from Bell-Fruit (subject to their selling 100 machines). We have not received this payment. Therefore, we believe that the initial term of the agreement did not commence and that the agreement is no longer effective.

LEGAL PROCEEDINGS, PAGE 23
--------------------------

5. Please advise us of the terms of the settlement with Stonefield Josephson and revise page 23 to describe the circumstances of the dispute, including the delay between the dismissal of Stonefield Josephson in July 2005 and the demand for arbitration in August 2006. In addition, please revise to address any discussions with the former accountants responsive to Item 304(a)(1)(B) of Regulation S-B.

         RESPONSE: We have described in more detail the terms and circumstances surrounding the dispute and settlement with Stonefield on page 23.

         In 2005, our former auditors, Stonefield Josephson, Inc. submitted invoices to us for audit and quarterly review services provided in 2004 and the first quarter of 2005 totaling $36,850. We recorded these invoices as accounts payable but immediately notified Stonefield that we believed that Stonefield had overbilled us for the services provided.

         On July 27, 2005, our board of directors approved the dismissal of Stonefield Josephson as our independent public accountants and the selection of Kabani & Company, Inc. as their replacement.

         Stonefield Josephson's reports on our consolidated financial statements for the two fiscal years ended December 31, 2004 and 2003 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to audit scope, procedure or accounting principles except that the reports were modified as to uncertainty and contained a disclosure stating that the financial statements were prepared based on the assumption that we would continue as a going concern.

         During the fiscal years ended December 31, 2004 and 2003 and the subsequent interim period through July 27, 2005, there were no disagreements between us and Stonefield Josephson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Stonefield Josephson's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on our consolidated financial statements for such years; and there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K. We provided Stonefield Josephson with a copy of the foregoing disclosures. A copy of Stonefield Josephson's letter, dated September 1, 2005, stating its agreement with such statements was filed as an exhibit to our current report on Form 8-K/A dated September 9, 2005.

         During 2005 and early 2006, we had on-and-off again discussions with Stonefield attempting to settle the $36,850 payable, but ultimately we reached an impasse and all communication ceased in March 2006. Subsequently, on August 14, 2006, we received a demand for arbitration from Stonefield Josephson seeking to collect $36,850. We again disputed that this amount was due to Stonefield and hired outside counsel to represent us in the matter. On November 6, 2006, we entered into a release and settlement agreement with Stonefield Josephson, pursuant to which Stonefield has withdrawn its claim for the $36,850 and has released us from any and all claims relating to Stonefield's provision of services to us. In return, we released Stonefield from any and all claims we may have against Stonefield relating to such services. The settlement of this payment dispute did not involve any reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 23
-----------------------------------------

DIRECTOR AND OFFICER COMPENSATION, PAGE 26
------------------------------------------

6. We note your response to prior comment 21. Please reconcile your response with the disclosure that Mr. Rotter was to receive additional securities equal to 20% of the aggregate principal value plus accrued interest, and that such additional securities were to be received "as a conversion bonus."

         RESPONSE: In accordance with the terms of this note, Mr. Rotter was entitled to receive an additional 20% of the principal and accrued interest in shares of common stock upon conversion into any offering of our securities that results in gross proceeds to the Company of at least $3,000,000. The note was due on October 19, 2006. Rather than repay the note in cash, we agreed with Mr. Rotter that he would be entitled to receive this additional 20% upon the conversion of the note into shares of common stock even though the conversion was not in connection with any such offering. As described in the response to comment 7 below, we entered into a similar arrangement with Dr. Hines in respect of his note. As such, there is no director compensation reflected in the additional securities issued to Mr. Rotter on conversion of this note.

7. In this regard, please disclose the purpose of the 20% additional securities transferred to Mr. Rotter and Dr. Hines. Also, the disclosure indicates that the individuals were entitled to receive the additional securities in accordance with the terms of the notes. However, it appears that the 20% additional securities were contingent upon conversion of the notes in any offering that results in gross proceeds to the company of at least $3,000,000. Please explain the terms under which the individuals were entitled to receive the 20% additional securities.

         RESPONSE: We have disclosed the purpose of, and explained the terms under which the individuals were entitled to receive, the 20% additional securities transferred to Mr. Rotter and Dr. Hines on pages 17-18, 42-43, F-52 and 64.

          In accordance with the terms of the note held by Mr. Rotter, Mr. Rotter was entitled to receive an additional 20% of the principal and accrued interest in shares of common stock upon conversion into any offering of our securities that results in gross proceeds to the Company of at least $3,000,000. The note was due on October 19, 2006. Rather than repay the note in cash, we agreed with Mr. Rotter on October 26, 2006 that he would be entitled to receive this additional 20% upon the conversion of the note into shares of common stock even though the conversion was not in connection with any such offering.

         In accordance with the terms of the note held by Dr. Hines, Dr. Hines was entitled to receive an additional 20% of the principal and accrued interest in shares of common stock upon conversion into any offering of our securities that results in gross proceeds to the Company of at least $3,000,000. While the Hines note was not yet due, we believed it advantageous to the Company to remove the Hines note from the balance sheet, particularly because the Hines note was secured by assets of the Company. As such, we agreed with Dr. Hines that he would be entitled to receive this additional 20% upon the conversion of the note into shares of common stock even though the conversion was not in connection with any such offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 31
-------------------------------------------------------

8. Please revise to disclose the closing price of your shares and any discount or premium to market price for warrant exercise prices described in this section.

         RESPONSE: We have revised the disclosure on pages 31-34 to include closing prices for our shares and any discount or premium to market price for warrant exercise prices described in this section.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7
-------------------------------------------------------------------

9. In response to our prior comment 35, you state you record a liability for services when you receive a relevant invoice. Clarify your accounting treatment when the invoice is received in a different period than when the services are provided. Clarify your accounting treatment for any long term service contracts.

         RESPONSE: When the invoice is received in a different period than when the services are provided, we book expense in the period in which the services were provided and with a corresponding entry to accrued expenses. When the invoice is subsequently received we book an accounts payable with a corresponding entry to reduce accrued expenses. We do not have any long term service contracts.

NOTE 15 - COMMITMENTS AND CONTINGENCIES, PAGE F-31
--------------------------------------------------

10. We note your response to our prior comment 58 stating you believe the agreement discussed on page 21 is no longer in effect as of December 31, 2005. Please explain the reason for the uncertainty as to the status of this contract. Provide us with a copy of the agreement. Tell us if you have any commitments to Bell-Fruit Games (e.g. to provide bears, clothing and accessory consumables). Also tell us if there are any penalties for premature termination of the agreement.

         RESPONSE: The agreement is ambiguous on its face as to our termination rights and we have not received any notice of termination from Bell-Fruit nor have we sent notice of termination to Bell-Fruit. The agreement contemplates that we must perform certain modifications to our software, which modifications had to be accepted or extended by Bell-Fruit by January 31, 2005, in order for the initial term of the operative provisions of the agreement to commence. We did not perform the required modifications in the specified time frame and received no notice of acceptance or extension from Bell-Fruit. Three months following the commencement of the initial term of the agreement we were to receive payment of $50,000 from Bell-Fruit (subject to their selling 100 machines). We have not received this payment. Therefore, we believe that the initial term of the agreement did not commence and that the agreement is no longer effective.

         As such, we do not believe we have any commitments to Bell-Fruit, including to provide bears, clothing or accessory consumables. The agreement does not contain any penalties for premature termination.

         We have filed this agreement as exhibit 4.18 and provide a copy herewith for the Staff's review.


NOTE 9 - DUE TO RELATED PARTIES, PAGE F-40
------------------------------------------

11. On page F-41 you discuss the September 18, 2006, conversion of $133,062 of debt and accrued interest to 436,874 shares of common stock. We also note the following: you issued 218,438 warrants in conjunction with the debt to equity conversion; you state "[t]here is no gain or loss recognized on conversion of debt as the Company issued shares at the fair market value equivalent of the debt;" the conversion of the debt to common stock appears to have been priced at $0.30 per share; on September 18, 2006 your stock appears to have had a closing price of $1.12 per share. Please explain to us the reason for the difference between the conversion price of $0.30 and the $1.12 closing price of the stock and how you accounted for the issuance of the warrants in conjunction with the debt to equity conversion.

         RESPONSE: We initiated the debt conversions in conjunction with our September 2006 private placement transaction in the beginning of August 2006. We initiated the September offering on the same terms as our March 2006 offering, with the shares priced at $0.30 per share and the exercise price of the warrants at $0.345 per share. We contemplated that the amounts owing to Ms. Bushnell and Mr. Lindquist would be converted into the same securities, on the same terms and conditions, as the independent third party investors in the private placement offering and that Ms. Bushnell and Mr. Lindquist would become parties to the Securities Purchase Agreement along with the other investors in the transaction.

         When we initiated the private placement offering, the market price of our common stock had consistently been below $0.30 per share since March 2006, and had been as low as $0.21 per share, and continued in that range until August 16, 2006. In the three weeks leading up to the September 8, 2006 closing of the first $804,000 of cash proceeds under this transaction and the Bushnell and Lindquist debt conversions, as reported in our September 12, 2006 Form 8-K, the closing price of our stock rose from $0.27 to $0.55. On September 18, 2006, when we completed the remainder of this transaction, the closing price of our common stock was $1.12.

         Given the initiation of the transaction at a time when our stock had consistently been trading below $0.30 and the short time period prior to closing at which the stock traded above $0.30, we closed the transaction with the independent third party investors on the same terms as we had initiated the transaction - with the shares priced at $0.30 per share and the warrants priced at $0.345 per share. Because we issued securities on conversion of Ms. Bushnell's and Mr. Lindquist's debt that have identical terms to the securities issued to the third party investors for cash, we believe that the securities we issued to Ms. Bushnell and Mr. Lindquist represented the market value equivalent of the debt and, therefore, that there is no gain or loss on the debt conversion.

         Because the warrants issued to Ms. Bushnell and Mr. Lindquist are subject to registration rights and penalties under the Securities Purchase Agreement, we included these warrants in the calculation of, and the accounting for, the fair value of the warrants issued in the September 2006 transaction and booked short term warrant liability and recorded the change in the warrant liability for these warrants along with the other warrants issued in the September 2006 transaction.

         We have included clarifying language on page F-41.

NOTE 11 - EQUITY, PAGE F-42
---------------------------

12. Please file an Item 4.02 Form 8-K for the restatement of the financial statements for the periods ending March 31, June 30 and September 30, 2006.

         RESPONSE: We have filed an Item 4.02 Form 8-K for the restatement of the financial statements for the periods ending March 31, June 30 and September 30, 2006 concurrently herewith.

13. It does not appear you have recorded the change in fair value of the derivative warrant liabilities in the statement of operations as of March 31, June 30, and September 30, 2006, in accordance with EITF 00-19. Please revise to restate your financial statements or explain to us why there was no apparent change in fair value during these periods. We note the trading price on the bulletin board fluctuated substantially during the periods.

         RESPONSE: We have restated our June 30, 2006 and September 30, 2006 financial statements to record the change in the fair value of the warrant liability in accordance with EITF 00-19. We have filed the Forms 10-QSB/A for those periods concurrently herewith and have made conforming changes to the September 30, 2006 financial statements presented in the amended registration statement filed concurrently herewith. We determined that there was no material change in the value of the warrant liability at March 31, 2006 and therefore no restatement of the March 31, 2006 financial statements is required.

14. In the last sentence of the second paragraph on page F-43 you state, "[t]he investors in the March 3, 2006 transaction have waived this liquidated damages provision for an additional three-month period, as it relates to the registration statement becoming effective by September 3, 2006." On page 6 you state, "[t]he investors in these transactions have permanently waived their right to registration of the warrants and shares of Common Stock underlying the warrants issued in these transactions as well..." Please reconcile these statements and revise the document as necessary. Also, clarify the date of these waivers, their material terms and conditions and the impact on your accounting for the warrants and the financial statements as a whole.

         RESPONSE: We have reconciled these statements and revised the document on pages F-43 and F-48. In addition, we have clarified the date of these waivers, their material terms and conditions and the impact on our accounting for the warrants and on the financial statements. We have filed the forms of waiver as exhibits 4.16 and 4.17 to the registration statement.




                                     * * * *

         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                                     Very truly yours,


                                                     By:   /s/ Peter Hogan
                                                           ---------------
                                                             Peter Hogan

                    FORM OF WAIVER FROM MARCH 2006 INVESTORS


December 3, 2006



uWink, Inc.
Attention: Chief Financial Officer

Dear Peter:

         Pursuant to Section 7.5 of the Securities Purchase Agreement (the "Agreement") entered into as of March 3, 2006 among uWink, Inc. (the "Company") and the purchasers executing the Agreement, the undersigned unconditionally and irrevocably waives:

(1) Any requirement in Article VI of the Agreement related to registration of the Warrants;

(2) Any requirement in the Agreement of the Company to make Event Payments, including without limitation, an Event Payment if the Registration Statement is not declared effective by the Required Effectiveness Date set forth in Section 6.1(d)(i) of the Agreement; and

(3) All piggyback registration rights set forth in Section 6.7 of the Agreement which otherwise would require the Company to include in any future Registration Statement all or any part of Registrable Securities any purchaser requests to be registered.

           Any undefined capitalized terms in this letter shall have the meanings assigned to them in the Agreement.

Very truly yours,



By______________________________________
Name:
Title:

                  FORM OF WAIVER FROM SEPTEMBER 2006 INVESTORS


December 3, 2006



uWink, Inc.
Attention: Chief Financial Officer
Fax:  818 909 6070

Dear Peter:

         Pursuant to Section 7.5 of the Securities Purchase Agreement (the "Agreement") entered into as of September 18, 2006 among uWink, Inc. (the "Company") and the purchasers executing the Agreement, the undersigned unconditionally and irrevocably waives: (1) Any requirement in Article VI of the Agreement related to registration of the Warrants; (2) Any requirement in the Agreement of the Company to make Event Payments, including without limitation, an Event Payment if the Registration Statement is not declared effective by the Required Effectiveness Date set forth in Section 6.1(d)(i) of the Agreement; and
(3) All piggyback registration rights set forth in Section 6.7 of the Agreement which otherwise would require the Company to include in any future Registration Statement all or any part of Registrable Securities any purchaser requests to be registered.

           Any undefined capitalized terms in this letter shall have the meanings assigned to them in the Agreement.

Very truly yours,



By______________________________________
Name:
Title:

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                          BELL-FRUIT LICENSE AGREEMENT

       AGREEMENT FOR MANUFACTURE AND SALE OF U-WINK BEAR VENDING MACHINES

(1) BELL-FRUIT GAMES LIMITED (company number) whose registered office is at Leengate Nottingham, Nottinghamshire NG7 2LX ("the Licensee"); and

(2) U-WINK, CALIFORNIA, INC. (Company number 94-3332292) whose registered office is at 5443 Beethoven Street, Los Angeles, CA 90066 ("the Licensor").

BACKGROUND

The Licensor, uWink California, Inc., owns certain intellectual property rights in the U-Wink Bear Vending machine. The Licensee, Bell-Fruit Games Limited and it's Affiliates are companies manufacturing and distributing similar machines. The Licensor wishes to grant the Licensee the exclusive right to manufacture and distribute the Products throughout the Territory on the following terms and conditions.

1.      DEFINITIONS

1.1 In this Agreement the following expressions have the following meanings unless inconsistent with the context:

        "Accounting Period": Bell-Fruit Games periodic accounting periods which occur every 28 or 35 days

        "Affiliate": any subsidiaries (part of wholly owned) of the Licensee or its ultimate holding companies (or any subsidiary of such holding companies). including without limit RLMS.

        "Product": that machine known at the date of this Agreement as the U-Wink Bear Vending machine (also known as Boxter Bears)(the "Current Product") and any other interactive stuffed animal vending machines developed and offered for sale by Licensor during the term of this Agreement.

        "Territory": the European Union

        "Commencement Date": the date that the whole of this Agreement comes into force and effect pursuant to clause 8.1

2.      RIGHTS GRANTED

2.1 The Licensor grants the Licensee and its Affiliates the exclusive right to manufacture and distribute the Products throughout the Territory at whatever price the Licensee sees fit. This grant includes without limitation the right to modify and develop the Product (including its design) and to create new derivatives of it.

3.      OBLIGATIONS OF LICENSOR

3.1 The Licensor shall enhance the underlying software in each Product to provide a security system protecting the Product which is acceptable to the Licensee.

3.2 As routine software updates for the Product are developed by Licensor, the Licensor will provide copies of them (together with all source code for the same) to Licensee free of charge. The Licensor also undertakes to provide updated software (together with related source code) for the Product as requested by the Licensee on a free of charge basis and in a timely manner where there are software errors materially affecting the functionality of the Product

3.3 The Licensor undertakes to provide updated software (together with related source code) for the Product as requested by the Licensee on a free of charge basis and in a timely manner

3.4 The Licensor shall make available to the Licensee such information as the Licensee may need (including without limit applicable Bill of Materials, CAD drawings and full supplier details) to manufacture the Product

3.5 The Licensor shall supply to the Licensee at the Licensee's expense such components as may be required to manufacture the Product. The price to be paid by Licensee shall be Licensor's cost (being the cost of materials, labour and transport as supported by their supplier's invoice). The price agreed for certain items is shown in Appendix 1. Payment shall be made on Open Account 60 days after receipt of the goods.



i3.6     The Licensor undertakes to maintain a distribution arrangement for the end users of the Product within the Territory:

        3.6.1 To provide starter and refill packs of bears and merchandise to enable the successful operation of the Product within the Territory

        3.6.2 To fulfill end user orders within 5 working days of receipt of order

        3.6.3 To charge the end user a reasonable price for such packs (being limited to the cost of materials and labour in producing the component plus a 30% contribution towards fixed costs and profit)

        The Licensee may at any time upon reasonable notice enter onto the Licensor's site to inspect its premises, records and documents in order to ascertain the Licensee's conformance with this Agreement.

3.7 At the Licensee's request, the Licensor shall enter into an agreement with the Licensor and a UK-based third party escrow agent upon terms reasonably acceptable to the Licensee under which all source and other code relating to the Product shall be deposited with the escrow agent.

4.      OBLIGATIONS OF LICENSEE

4.1 The Licensee shall use reasonable endeavours to manufacture and distribute the Product in the Territory

5.      WARRANTIES AND INDEMNITY

5.1     The Licensor warrants that:

        5.1.1 it has or has obtained the necessary rights, licenses and authority to grant the rights given under this Agreement, and

        5.1.2 its own all intellectual property rights in the Product and the Licensee's use thereof will not infringe the rights of any third party. Licensee acknowledges that the Licensor is pursuing applicable intellectual property protection internationally for the Product and agrees not to register or assist others to register any trademark that would be confusingly similar to the Licensor's trademarks. The Licensor shall indemnify the Licensee in full for and against any losses it suffers or incurs as a result of any breach of Clause 5.1 or any other clause of this Agreement, provided notice of any such claim is given to Licensor within 30 working days; and further, the Licensee shall not be responsible for the settlement of any claims for which it has an indemnification obligation under Clause 5.1.

        5.1.3 In the unlikely event of the Licensor going into liquidation or otherwise becoming subject to any of the events referred to in clause 8.2.2 then the Licensee (without prejudice to any other of its rights) may upon serving written notice on the Licensor purchase any intellectual property rights needed to continue manufacture and distribution of the Product for the value of $1.


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6.      LIABILITY/DAMAGES

6.1 Neither party to this Agreement shall have any liability to the other party for any indirect or consequential loss howsoever cause arising out of or in connection with this Agreement.

7.      PAYMENTS

7.1 In consideration of the rights granted under clause 2, the Licensee shall during the continuance of this Agreement pay to the Licensor a royalty of (pounds)800 per Product sold by Licensee on the first 499 Products sold by it, (pounds)600 for each of the next 1500 Products sold and (pounds)500 for each subsequent Product sold

7.2 The Licensee shall make an advance payment to the Licensor of $200,000. This will consist of a payment of:

        7.2.1   $25,000 upon signing this Agreement,

        7.2.2 a further $50,000 three months after the Commencement Date (subject to sales reaching a minimum of 100 machines), and

        7.2.3 a further $125,000 three months after payment being made under clause 7.2.2 (subject to sales reaching a minimum of 200 machines),

        any of which may be paid by the Licensee or its Affiliates. This payment shall be an advance and shall be offset against royalties becoming due under clause 7.1 (and therefore no royalties need be paid by the Licensee until royalties becoming payable under this Agreement exceed in aggregate $200,000)

7.3 During the term of this Agreement, the Licensee shall deliver to the Licensor, no later than the 15th day following the last day of each Accounting Period, a report that describes in reasonable detail the Products sold be the Licensee and the royalties earned by the Licensor during such Accounting Period.

7.4 Upon receipt of the account provided by the Licensee pursuant to clause 7.3, the Licensor shall deliver a VAT invoice to the Licensee's registered office address above for the amount set out in such account. The invoice shall be payable by the Licensee within 45 (forty five) days of receipt of invoice

7.5 All payments are stated exclusive of VAT (but inclusive of all other taxes and duties to the extent becoming payable)

8.      TERM AND TERMINATION

8.1 This Agreement (save for clauses 7.2.1, 8.3 and 10 which shall come into force upon the date of this Agreement) shall come into force upon the following conditions being fulfilled to the Licensee's reasonable satisfaction:

        8.1.1 the delivery by the Licensor to the Licensee's premises of a Current Product (together with all related documentation) that in the opinion of the Licensor is fully fit for purpose and in full working order,

        8.1.2 The Licensor has provided all the necessary assistance to the licensee to enable a complete and working machine to a UK specification to be produced.

        8.1.3 the distribution network referred to in clause 3.6 being established, and

        8.1.4 the Licensor by 31st January 2005 enhancing the underlying software in the Current Product to provide a security system protecting the Current Product which is acceptable to the Licensee, together the "Conditions". If all the Conditions have not been fulfilled by 31st January 2005 then the Licensee shall have the right to either terminate this Agreement or extend the date by when the Conditions have to be fulfilled, by notice in writing to the Licensor. Once the whole of this Agreement is in force it shall run (unless terminated in accordance with clause 8.2) for a period of 3 years from the Commencement Date (the "Initial Term") and beyond that period until terminated by either party effective upon six (6) months' prior written notice to the other party.



8.2 Either party may forthwith terminate this Agreement by notice to the other in any of the following events:

        8.2.1 if the other party commits a material breach of this Agreement and where such breach is capable of remedy, fails to remedy such breach within 30 days from service on the other of a written notice specifying the breach and requiring it to be remedied; or

        8.2.2 if the other party enters into liquidation or has an administrator, administrative receiver, or like person appointed over its assets or any material part of its assets or shall enter into any voluntary arrangement with its creditors. If any of the above events occur to the Licensor then the Licensee may without prejudice to any of its other rights take a licence of the rights granted under this Agreement upon the same terms as are granted under this Agreement up to the end of the Initial Term.

8.3 The Licensor shall use its best endeavours to do what is necessary to fulfill the Conditions as soon as reasonably practicable.

9.      CONSEQUENCES OF TERMINATION

9.1 Any termination of this Agreement shall be without prejudice to any rights accrued in favour of either party prior to the date of termination

9.2     Upon the date of termination of this Agreement howsoever occasioned:

        9.2.1 the Licensee shall cease the manufacture and distribution of Products, except for completing any outstanding sales orders and utilising any committed stocks (provided that the sale of such products will also attract a royalty payment unless they are sold at distressed prices in which case there will be no royalty payable)

        9.2.2 each party shall promptly return to the other any documents or materials in its possession or control which belong to the other party or which were provided solely for the purposes of this Agreement

        9.2.3 any royalty payments due to the Licensor prior to the date of termination of this Agreement shall be paid by the Licensee in accordance with clause 7.

10.     CONFIDENTIALITY

10.1    Each party agrees with the other:

        10.1.1 to keep information which is deemed by the other to be confidential ("Confidential Information") in strict confidence and secrecy;

        10.1.2 not to use the Confidential Information save for complying with its obligations under this Agreement; and

        10.1.3  not to disclose the same to a third party other than:

                10.1.3.1 the disclosing party's professional advisers or Affiliates who are under a similar duty to protect Confidential Information; or

                10.1.3.2 any third party having a legal right to obtain disclosure thereof.


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10.2    The restrictions contained in clause 10.1 shall apply both during the term of and for 5 (five) years after the termination of this Agreement but shall not apply to information or knowledge which:

        10.2.1 has in its entirety become public knowledge otherwise than through any unauthorised disclosure or other breach of such restriction;

        10.2.2  the other party has consented in writing to being disclosed; or

        10.2.3 is or has been independently developed by the other party without reference to or use of the Confidential Information.

11.     NOTICES

11.1 All notices made or that are required under this Agreement shall be in writing and shall be sent to the addresses set out on the front page of this Agreement (or such other addresses as may be notified from time to time) by first class pre-paid letter or fax transmission, or delivered by hand and shall be deemed to have been received: 48 hours after the date of mailing (by first class post,), immediately upon delivery (by hand), and immediately upon transmission (by fax).

11.2 Notices to be sent to Licensee shall be marked for the attention of the Finance Director, and notices to the Licensor shall be sent to the attention of the CFO.

12.     FORCE MAJEURE

12.1 Neither party shall be liable for any delay in performing any of its obligations under this Agreement if such delay is caused by a Force Majeure Event and such party shall be entitled to a reasonable extension of time for the performance of its obligations

12.2 A "Force Majeure Event" means an event beyond the reasonable control of the affected party including, without limitation, strike, lock-out, labour dispute (but excluding strikes, lockouts and labour disputes involving employees of the affected party or its subcontractors), act of God, war, terrorism, riot, civil commotion, malicious damage (but exlcuding malicious damage involving the employees of the affected party or its subcontractors) compliance with a law or governmental order, rule, regulation or direction, accident, fire, flood and storm

13.     ASSIGNMENT

13.1 Except as expressly permitted by this Agreement neither party shall assign the benefit or delegate the burden of this Agreement without prior written consent of the other party which consent shall not be unreasonably withheld or delayed.

13.2 The Licensee may, without the consent of the Licensor, assign or sub-license all or any of its rights hereunder to any company which is an Affiliate.

14.     GENERAL

14.1 This Agreement constitutes the entire agreement, and supersedes any previous agreements, between the parties relating to the subject matter of this Agreement. Neither party has relied upon or has any action against the other in respect of any representations, whether written or oral, made to it in respect of this Agreement except a fraudulent misrepresentation.

14.2 A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

14.3 No delay or indulgence by either party in enforcing the provisions of this Agreement shall prejudice the rights of that party nor shall any waiver of its rights operate as a waiver in relation to any subsequent breach.

14.4 If any provision of this Agreement shall be held by a Court of competent jurisdiction to be unenforceable such provision shall be struck out and the remainder thereof shall stand in full force and effect.

14.5 The parties do not intend that any of its terms will be enforceable by virtue of the Contract (Rights of Third Parties) Act 1999 by any person not a party to it.



15.     DISPUTE RESOLUTION

15.1 The formation, construction, performance, validity and all aspects whatsoever of this Agreement shall be governed by English law.

15.2 Both parties submit to the exclusive jurisdiction of the English Courts to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement.


Signed for and on behalf of Licensor

------------------------------------

Date:



Signed for and on behalf of Licensee

------------------------------------

Date:



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Price of components


Motors          $8.75

I/O Board       $180

Spirals         $7.10